RADICA GAMES LIMITED

                          ANNUAL REPORT TO SHAREHOLDERS
                            FOR THE FISCAL YEAR ENDED
                                OCTOBER 31, 1997

ABOUT RADICA

Radica Games Limited (NASDAQ - RADAF) is a Bermuda company headquartered in Hong Kong. The Company is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the USA, Canada and the UK, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com".


FINANCIAL HIGHLIGHTS

Operating Results                                      1997                       1996                  % Change
(US dollars in thousands, except per share data)
---------------------------------------------------------------------------------------------------------------------------

Net sales                                            $87,760                    $47,535                    84.6%

Net income                                           $29,586                    $ 1,494                 1,880.3%

Earnings per share - Primary                           $1.36                      $0.07                 1,842.9%

Weighted average shares outstanding                   21,798                     21,439                     1.7%
  including common share equivalents




Financial Position at October 31,                      1997                       1996                  % Change
(US dollars in thousands)
---------------------------------------------------------------------------------------------------------------------------

Working capital                                      $48,860                    $18,847                   159.2%

Total assets                                         $79,449                    $42,725                    86.0%

Total liabilities                                    $17,856                    $10,912                    63.6%

Shareholders' equity                                 $61,593                    $31,813                    93.6%


TO OUR SHAREHOLDERS

We are very pleased to report to you the progress we have made during the last year. Not only were our financial results outstanding in 1997, but we achieved our objective of positioning Radica as a leading innovator in the game business.

With respect to our financial performance, our profits increased nearly 20 times versus 1996 to a record of $29.6 million. Our operating margin of 32% is one of the highest ever recorded in our industry. Sales increased by 85% over 1996 and reached a record of $87.8 million. This was the result of strong growth in every segment of our business.

The dramatic rise in sales and profits resulted from a combination of strong market growth in the electronic handheld and table top game business and the success of our new and continuing products in that market. Of particular note was the success of our fishing products, including Bass Fishin'(TM), Deep Sea Fishin'(TM) in the mass market and our introduction of Lunker Bass Fishin'(TM) in the department store and specialty trade. New action products such as the Night Vision Sub Assault(TM) and Night Vision Tank Assault(TM) also performed well. Plus we were pleased with the continuing strength of our Solitaire products and casino themed games.

The recent announcement of the purchase of Tiger Electronics by Hasbro, Inc. has changed the competitive landscape. In essence, instead of two major competitors we now have one. We anticipate that our strong relationship with Hasbro will remain relatively unchanged for the intermediate future. Each company desires to find a way to continue to work together to design and manufacture the brands of Milton Bradley and Parker Brothers.

1997 also saw us make considerable progress in expanding our distribution around the world. While US sales grew by an impressive 74%, sales to other worldwide markets grew over 360% and reached $14 million, which is 16% of total sales. This was primarily the result of robust growth in Japan, other Asian countries and Canada.

Our OEM business also made great strides, increasing by 42% to $16.3 million. We increased the number of products manufactured for Hasbro's Milton Bradley and Parker Brothers divisions from 4 to 9 - including two new Jurassic Park(TM) products, Jumanji(TM), Sorry(TM), and Perfection(TM) and 1996 products such as Yahtzee(TM) and Battleship(TM) are enjoying continued success.

In 1997 we also made improvements to our organization and operational capabilities. Pat Feely, who had previously been a Director of the Company, joined us as President and Chief Operating Officer in July. Pat brings over 20 years of toy industry experience in general management and marketing with him. Mel Taft also joined us a Director and is contributing his extensive experience from over 30 years of managing product development for Milton Bradley.

We announced in September that we have also taken steps to increase our manufacturing capacity. We are in the process of increasing our production capacity and expect to double our current capacity by the end of the summer. We recognize that the market for our type of product is continuing to grow rapidly, and we are dedicated to staying ahead of demand for our products.

Looking forward to 1998, we are excited about the prospects of this market growth. Furthermore, we particularly believe our new product line for 1998 is the broadest and most innovative we have ever created. Of particular importance is the launch of our Virtual Motion Sensor (VMS) (TM) products. These products incorporate what we believe to be the most revolutionary technology ever brought to the handheld game category. The technology allows the game to respond to the movement of the product by the player, thereby creating the experience of virtual reality.

The lead product using this technology is the Trail Burner(TM) mountain bike racing game. This product is shaped in the form of handlebars which when tilted left or right, steer the virtual racer on the game screen. Pulling back on the handlebars allows the player to jump over obstacles. This new feature can also be found on Inline Alley(TM), an inline skating game, Tracer Ace(TM), an anti-aircraft shooting game and Night Vision Stealth Assault(TM), an air combat game with pitch and roll control.

We have also acquired two exciting licenses for 1998. Our NASCAR(R) Racer features interactive steering and virtual road effects. NASCAR(R) is one of the most successful licenses in the toy market today, and we are positioned to capitalize on the strength of its popularity in conjunction with our new game. We have also licensed from Electronic Arts the rights to FIFA World Cup 98 for use with our innovative track ball controlled soccer game which will be shipped in time for the 1998 World Cup in France.

In our continuing categories, we are striving to build long-term brands with great new products and marketing. For example, in the fishing category, we have added a new member for younger anglers called Junior Bass Fishin'(TM).
Additionally, Lunker Bass Fishin'(TM), which was successful last fall in the specialty trade, is now being introduced to the mass merchants.

To further support our family of products in the fishing line, we signed fishing legend and TV personality Hank Parker as an endorsee. Hank will be appearing in a 1998 TV commercial and related publicity.

OEM prospects for 1998 also look bright with our additional capacity and current plans to manufacture an additional 7 games for Hasbro in 1998. These will include such outstanding names as Trivial Pursuit(TM) and Monopoly(TM).

One very sad piece of news came to us recently. The sudden death in January 1998 of our friend, confidant and fellow director, Bob Townsend (author of "Up the Organization"), was a tremendous shock to us all. Bob was a source of great strength to the Company and will be missed immensely for his talent, his humor and his exceptional common-sense approach to business.

With so many opportunities for 1998 and into the next century, we can't help but be enthusiastic about our future. In spite of that, we expect there to be many challenges in 1998 and beyond. We need to continue to broaden our distribution around the world. We must continue to contain costs, carefully manage inventories and manufacture the highest quality products possible. We must also continue to define the cutting edge in game design and technology to maintain our position ahead of the competition. The key to meeting these challenges is met by great people. We believe we have the best team in the business.

On behalf of the employees of Radica, thank you for your continued support as shareholders. We are dedicated to taking Radica to even greater heights.

Sincerely,

/s/ Jon N. Bengtson                 /s/ Robert E. Davids
Jon N. Bengtson                     Robert E. Davids
Chairman                            Chief Executive Officer
February 10, 1998                   February 10, 1998

RESULTS OF OPERATIONS

FISCAL 1997 COMPARED TO FISCAL 1996

     The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:

                                                                        Year ended October 31,
                                                 -----------------------------------------------------------------
                                                        1997                   1996                    1995
                                                 ------------------      -----------------       -----------------
Net revenues                                                 100.0%                 100.0%                  100.0%
Cost of sales                                                 46.6%                  64.6%                   65.8%

Gross margin                                                  53.4%                  35.4%                   34.2%
Selling, general and administrative expenses                  16.4%                  24.7%                   40.1%
Research and development                                       2.4%                   3.6%                    4.0%
Nonrecurring charges                                              -                      -                   29.1%
Depreciation and amortization                                  2.6%                   3.3%                    3.0%

Operating income (loss)                                       32.0%                   3.8%                 (42.0%)
Other income                                                   1.0%                   1.6%                    0.6%
Net interest income (expense)                                  1.0%                 (0.4%)                  (1.2%)
Unusual item                                                      -                   1.5%                     -

Income before income taxes                                    34.0%                   6.5%                 (42.5%)
(Provision) credit for income taxes                          (0.3%)                   0.3%                    1.7%
Discontinued operation                                            -                 (3.7%)                  (0.5%)

Net income (loss)                                             33.7%                   3.1%                 (41.3%)



     Net sales for the year ended October 31, 1997 were $87.8 million, increasing 84.8% from $47.5 million for the prior year. Approximately 50.6% of sales related to Sports themed games, 12.4% to Heritage themed games, 2.7% to Action games, 15.7% to Casino themed games and 18.6% to Original Equipment Manufacturing "OEM" sales in fiscal 1997 in comparison to 18.1 %, 17.3%, 0%, 40.5% and 24.1% in fiscal 1996. During 1997, the Company sold 156 different models of games, totaling 12.4 million units, compared to 139 models totaling
9.0 million units in 1996, an increase of 37.8%. Of the 147 models of Radica and Monte Carlo games sold during the period 122 models are discontinued lines, which unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. 10 new models were sold during 1997. The Company intends to introduce over 15 new models in 1998.

     The gross profit for fiscal year 1997 was $46.9 million compared to $16.8 million for fiscal 1996, an increase of 179.2%. The gross margin for the year was 53.4% compared to 35.4% for fiscal year 1996. The increase in gross margin was due to higher sales volume of current and new product at historic margin levels relative to sales of low margin promotional product and OEM production. In addition, approximately 3.6% of the year end margin or $3.2 million was as a result of sales of product which had previously been written off.

     Operating profit for fiscal year 1997 was $28.1 million, an increase from $1.8 million from fiscal 1996. Operating expenses increased 25.3% to $18.8 million from $15 million in 1996. Commissions increased 113% to $2.45 million from $1.15 million in fiscal 1996; indirect salaries and wages increased 36.8% to $4.72 million from $3.45 million in fiscal 1996; advertising and promotion expenses increased 11.1% to $0.8 million from $0.72 million in fiscal 1996; and research and development expenses increased 23.5% to $2.10 million from $1.70 million in fiscal 1996.

     The effective blended tax rate for the year ended October 1997 was 0.6% on continuing operations compared to a credit of 3.9% for fiscal 1996. This is due to the effective USA tax rate of 34% combined with the 16.5% effective tax rate of the operations in Hong Kong and 0% effective tax rate of the manufacturing operation in China conducted by a British Virgin Islands subsidiary. It should be noted that the US subsidiary had significant releases of inventory provisions which are not taxable during the year, so that although it was profitable there was no tax charge.

     Net profit for fiscal year 1997 of $29.6 million or $1.36 per share compared to $1.5 million or $0.07 per share in fiscal 1996.

CAPITAL RESOURCES AND LIQUIDITY

     Cash and cash equivalents totaled $33.5 million at October 31, 1997, up $25 million from the year ended October 31, 1996. Working capital at October 31, 1997 was $48.9 million, a $30.1 million increase from working capital of $18.8 million at October 31, 1996. The increase in working capital is due primarily to an increase in net income. The ratio of current assets to current liabilities increased to 3.7 at October 31, 1997 from 2.7 at October 31, 1996. This increase in the current ratio is also due to the increases in net income over the same period.

     There were no short-term borrowings at October 31, 1997 and 1996.

     The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net sales for the year ended October 31, 1996 were $47.5 million, decreasing 9.9% from $52.7 million for the prior year. Approximately 40.5% of sales related to Casino themed games, 17.3% to Heritage themed games, 18.1% to Sports themed games and 24.1% to OEM sales in fiscal 1996 in comparison to 94.5%, 2.9%, 0% and 2.6% in fiscal 1995. During 1996, the Company sold 139 different models of games, totaling 9.0 million units, compared to 104 models totaling 8.6 million units in 1995, an increase of 4.7%. Of the 139 models of Radica and Monte Carlo games sold during the period 87 models are discontinued lines, which unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. 12 new models were sold during 1996 including a Sports line of Casino games, Tournament Golf, Golf Range, World Class Golf, Bass Fishin'(TM), King Pin Bowling, 9 Ball Pool, Pinball Rider, Talking Bingo, Hearts and Gin Rummy.

     The gross profit for fiscal year 1996 was $16.8 million compared to $18 million for fiscal 1995, a decrease of 6.7%. The gross margin for the year was 35.4% compared to 34.2% for fiscal year 1995. The increase in gross margin was due to the sale of new Sports themed and Heritage themed product at higher margins offset by continued sales of promotional Casino themed product at low margins and lower margin OEM production for the Hasbro Games Group.

     Operating profit for fiscal year 1996 before accounting for cessation of Pub Poker business was $1.8 million, an increase from operating loss of $22.1 million for fiscal 1995. Operating expenses decreased 62.6% to $15.0 million from $40.1 million in fiscal 1995. These decreases were primarily due to the effects of the Company's cost cutting program together with lower commissions due to lower sales and a new commission structure and the write down of assets of $15.3 million in fiscal 1995. Commissions decreased 62.2% to $1.15 million from $3.04 million in fiscal 1995; indirect salaries and wages decreased 45.4% to $3.45 million from $6.32 million in fiscal 1995; advertising and promotion expenses decreased 76.8% to $0.72 million from $3.10 million in fiscal 1995; and research and development expenses decreased 19.0% to $1.70 million from $2.10 million in fiscal 1995.

     The effective blended tax rate for the year ended October 1996 was a credit of 3.9% on continuing operations compared to a credit of 4.0% for fiscal 1995. This is due to the effective USA tax rate of 34% combined with the 16.5% effective tax rate of the operations in Hong Kong and 0% effective tax rate of the manufacturing operation in China conducted by a British Virgin Islands subsidiary.

     After tax profit from continuing operations of $3.2 million or $.15 per share for fiscal year 1996 compared to a net loss of $21.5 million or $0.94 per share in the prior year.

     Net profit after discontinued operations for fiscal year 1996 of $1.5 million or $0.07 per share compared to a net loss for fiscal 1995 of $21.7 million or $0.95 per share.

FISCAL 1995 COMPARED TO FISCAL 1994

     Net sales for the year ended October 1995 of $52.7 million decreased 26.9% from the $72.1 million for the prior year. 14 new ranges of products consisting of 48 new models were introduced during the year, including a new line of products under the high-end brand name of Monte Carlo. The Monte Carlo line included a smaller `Maverick' slot machine, the 700 series of electronic tabletops, the 1700 series of electronic handheld games, the 1900 series of fliplid electronic handheld games, a Blackjack trainer game, Yahtzee(TM) (which was also produced for the Hasbro Games Group on an OEM basis during the year), the 2200 series of one player fliplid handheld games, a tabletop unit with a telephone attached and the 3200 series of handheld games. Other new product ranges included the Bingo Box (an electronic `talking' Bingo game), Solitaire, Poker Trainer, the 2100 series of fliplid electronic one player handheld games and the 2800 and 900 series of handheld games. Approximately 85% of sales related to handheld models and 15% to tabletop models in comparison to 80% and 20% respectively in fiscal 1994. During 1995, the Company sold 78 different models of handheld games, totaling 7.8 million units, compared to 32 models totaling 7.7 million units in 1994 and 26 different models of tabletop games totaling 0.7 million units, compared to 24 different models and 1.6 million units in 1994. The total number of units sold decreased 7.5% from the 9.2 million sold in 1994 to 8.6 million in 1995.

     Gross profit for the year ended October 1995 was $18 million as compared to $34.2 million for fiscal 1994, a decrease of 47.4%. The gross margin for the year of 34.2% was down from 47.5% for fiscal 1994. This decline is due primarily to sales of promotional items at low margins coupled with provisions for customer returns of $2.8 million and provisions for retail mark-downs of $0.46 million to enable customers to lower the price of slow-moving inventory, together with sales of promotional product at low margins as part of the Company's inventory reduction program.

     Operating expenses increased 163.8% to $40.1 million from $15.2 million in fiscal 1994. These increases were primarily due to provisions of $11.9 million against obsolete and slow-moving inventory, bad debt provisions of $1.7 million caused by a number of customers filing for Chapter 11, legal fees and provisions for legal fees in relation to the on-going law suit against the Company of $0.75 million (the total deductible against the directors and officers insurance policy), the cost of closure of the Mexican plant of $0.3 million, write off of unamortized mold costs of $1.6 million, increases in salaries and wages, increases in advertising and promotion costs and other miscellaneous provisions offset by a decrease in commissions due to lower sales. Sales commissions were $3.0 million compared to $3.7 million in fiscal 1994, advertising and promotion costs were $3.1 million compared to $2.3 million in fiscal 1994, salaries and wages were $6.3 million compared to $3.7 million in fiscal 1994 and research and development expenses were $2.1 million compared to $1.6 million in fiscal 1994.

     Operating loss for the year ended October 1995 was $22.1 million versus operating income of $19.0 million for the same period in the prior year due primarily to lower than expected sales, inventory provisions, sales of promotional inventory, provisions for returns, provisions against bad debts and higher operating costs.

     The effective blended tax rate for the year ended October 1995 was a credit of 4.0% compared to a rate of 10.2% for fiscal 1994. This is due to the effective USA tax rate of 34% combined with the 16.5% effective tax rate of the operations in Hong Kong and 0% effective tax rate of the manufacturing operation in China conducted by a British Virgin Islands subsidiary.

     Net loss for the year ended October 1995 was $21.7 million, down from net income of $17.2 million in fiscal 1994. The loss per common share in the year ended October 1995 was $0.95 as compared to net income per common share of $0.81 for fiscal 1994.

                              RADICA GAMES LIMITED

                          CONSOLIDATED BALANCE SHEETS
                  (US dollars in thousands, except share data)

                                                                                 At October 31,
                                                                     --------------------------------------
                                                                            1997                 1996
                                                                     ---------------     --------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                               $     33,504      $      8,527
Short-term investments (Note 3)                                                2,050                77
Accounts receivable, net of allowances for doubtful
  accounts of $908 in 1997 and $234 in 1996 and estimated
  customer returns of $2,327 in 1997 and $817 in 1996                         18,740             9,624
Inventories, net of provision of $3,479 in 1997 and
  $8,419 in 1996 (Note 5)                                                     11,741            10,984
Prepaid expenses and other current assets                                        681               547
                                                                     ---------------     --------------

        Total current assets                                                  66,716            29,759
                                                                     ---------------     --------------

INVESTMENT IN AFFILIATED COMPANY (Note 6)                                        194                 -
                                                                     ---------------     --------------

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)                                   12,539            12,937
                                                                     ---------------     --------------

DEFERRED INCOME TAXES (Note 8)                                                     -                29
                                                                     ---------------     --------------

        Total assets                                                    $     79,449       $    42,725
                                                                     ===============     ==============


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt                                      $         -         $        99
Accounts payable                                                              10,370             5,535
Accrued payroll and employee benefits                                          1,249               686
Commissions payable                                                              915               476
Accrued sales expenses                                                         1,254             1,827
Accrued warranty expenses                                                      2,161             1,554
Accrued other expenses                                                         1,615               690
Income taxes payable                                                             213                45
Deferred income taxes (Note 8)                                                    79                -
                                                                     ---------------     ----------------

        Total current liabilities                                       $     17,856       $    10,912
                                                                     ---------------     ----------------

SHAREHOLDERS' EQUITY
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  20,860,200 shares outstanding (20,680,000 at Oct. 31, 1996)
  (Note 10)                                                             $        209       $       207
Additional paid-in capital                                                    28,589            28,371
Retained earnings                                                             32,800             3,214
Cumulative translation adjustment                                                 (5)               21
                                                                     ---------------     ----------------

       Total shareholders' equity                                             61,593            31,813
                                                                     ---------------     ----------------

       Total liabilities and shareholders' equity                       $     79,449       $    42,725
                                                                     ===============     ================


      /s/ Jon N. Bengtson                           /s/ David C.W. Howell
--------------------------------              ----------------------------------
              Director                                         Director

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (US dollars in thousands, except share data)
                                                                     YEAR ENDED OCTOBER 31,
                                                   -------------------------------------------------------
                                                         1997               1996*              1995*
                                                   ----------------   -----------------   ----------------
REVENUES:
Net sales                                            $      87,760      $      47,535     $       52,650
Cost of sales                                              (40,888)           (30,696)           (34,640)
                                                   ----------------   -----------------   ----------------
Gross profit                                                46,872             16,839             18,010
                                                   ----------------   -----------------   ----------------

OPERATING EXPENSES:
Selling, general and administrative expenses               (14,403)           (11,752)           (21,105)
Research and development                                    (2,099)            (1,699)            (2,084)
Write down of assets (Note 12)                                  -                  -             (15,318)
Depreciation and amortization                               (2,278)            (1,594)            (1,591)
                                                   ----------------   -----------------   ----------------
Total operating expenses                                   (18,780)           (15,045)           (40,098)
                                                   ----------------   -----------------   ----------------

OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS          28,092              1,794            (22,088)

OTHER INCOME                                                   915                748                329

SHARE OF LOSS OF AFFILIATED COMPANY                           (141)                -                  -

NET INTEREST INCOME (EXPENSE)                                  913               (165)              (628)
                                                   ----------------   -----------------   ----------------

INCOME (LOSS) FROM CONTINUING  OPERATIONS
  BEFORE INCOME TAXES AND UNUSUAL ITEM                       29,779             2,377            (22,387)

UNUSUAL ITEM (Note 4)                                            -                709                 -
                                                   ----------------   -----------------   ----------------

INCOME (LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES                             29,779             3,086            (22,387)

(PROVISION) CREDIT FOR INCOME TAXES                            (193)              120                897
                                                   ----------------   -----------------   ----------------

INCOME (LOSS) FROM CONTINUING
  OPERATIONS AFTER INCOME TAXES                              29,586             3,206            (21,490)

DISCONTINUED OPERATION: (Note 9)
  Loss from operation of Pub Poker business (less
  applicable income tax benefit of $110 in 1995)                 -             (1,712)              (233)
                                                   ----------------   -----------------   ----------------

NET INCOME (LOSS)                                    $      29,586     $        1,494     $      (21,723)
                                                   ================   =================   ================

EARNINGS PER SHARE - PRIMARY:
Income (loss) from continuing operations            $         1.36    $          0.15     $         (0.94)
Effect of discontinued operation                                 -              (0.08)              (0.01)

Net earnings (loss) per share and common stock      $         1.36    $          0.07     $         (0.95)
equivalents
                                                   ================   =================   ================
Average number of shares
  and common stock equivalents outstanding              21,798,013          21,439,452          22,780,000
                                                   ================   =================   ================
EARNINGS PER SHARE - ASSUMING FULL DILUTION:
Income (loss) from continuing operations            $         1.34    $           0.15    $         (0.94)
Effect of discontinued operation                                 -              (0.08)              (0.01)

Net earnings (loss) per share and common stock      $         1.34    $           0.07    $         (0.95)
equivalents
                                                   ================   =================   ================
Average number of shares
  and common stock equivalents outstanding              22,112,317         21,439,452           22,780,000
                                                   ================   =================   ================

* Restated to conform with 1997 presentation.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            (US dollars in thousands)




                                               Common stock
                                         ------------------------       Additional                    Cumulative         Total
                                           Number                        paid-in         Retained     translation     shareholders'
                                          of shares       Amount         capital         earnings     adjustment        equity
                                         -----------     --------     ------------    -----------    ------------    ------------
Balance at November 1, 1994               22,780,000      $   228      $    28,129    $   23,443     $        21     $   51,821
Grant of stock options                             -            -              199            -               -             199
Net loss                                           -            -                -       (21,723)             -         (21,723)
                                         -----------     --------     ------------    -----------    ------------    ------------

Balance at October 31, 1995               22,780,000      $   228      $    28,328    $     1,720     $       21     $   30,297
Cancellation of common stock (Note 10)   (2,100,000)         (21)               21             -              -              -
Grant of stock options                             -            -               22             -              -              22
Net income                                         -            -                -           1,494            -           1,494
                                         -----------     --------     ------------    -----------    ------------    ------------

Balance at October 31, 1996               20,680,000      $   207      $    28,371    $     3,214     $       21     $   31,813
Stock options exercised                      180,200            2              218             -              -             220
Net income                                         -            -                -         29,586             -          29,586
Foreign currency translation                       -            -                -             -            (26)            (26)
                                         -----------     --------     ------------    -----------    ------------    ------------
Balance at October 31, 1997               20,860,200      $   209      $    28,589     $   32,800     $      (5)     $   61,593
                                         ===========     ========     ============    ===========    ============    ============


            See accompany notes to consolidated financial statements

                              RADICA GAMES LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (US dollars in thousands)

                                                                                Year ended October 31,
                                                                  ----------------------------------------------
                                                                       1997            1996            1995
                                                                  --------------  --------------   -------------
Cash flow from operating activities:
Net income (loss)                                                 $       29,586  $        1,494   $     (21,723)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Deferred income taxes                                                      108              -              159
  Depreciation                                                             1,613           1,594           1,591
  Amortization                                                               665              -               -
  Share of loss of affiliated company                                        141              -               -
  (Gain) Loss on disposal and write off of
     property, plant and equipment                                           (21)            (97)            642
  Write off of molds                                                          -               -            1,478
  Write off of other assets                                                   -               -              172
  Provision for compensation expense related to
    stock options                                                             -               22             199
  Effect on mark to market of money market funds                              -               -                2
  Changes in assets and liabilities:
    Accounts receivable                                                   (9,142)            618          15,735
    Inventories                                                             (757)          5,488          16,750
    Prepaid expenses and other current assets                               (134)            (16)          1,167
    Accounts payable                                                       4,835           2,529          (7,395)
    Accrued payroll and employee benefits                                    563             445            (114)
    Commissions payable                                                      439            (527)           (688)
    Accrued sales expenses                                                  (573)           (277)          2,104
    Accrued warranty expenses                                                607           1,101              (6)
    Accrued other expenses                                                   925          (1,820)            734
    Income taxes payable                                                     168           1,351          (3,456)
                                                                  --------------  --------------   -------------
Net cash provided by operating activities                                 29,023          11,905           7,351
                                                                  --------------  --------------   -------------
Cash flow from investing activities:
Increase in short-term investments                                        (1,973)             -                -
Proceeds from sale of property, plant and equipment                           61             929               -
Purchase of property, plant and equipment                                 (1,255)           (874)         (6,371)
Proceeds from the sales of money market funds                                 --           3,151               -
Investment in an affiliate company                                        (1,000)              -               -
                                                                  --------------  --------------   -------------
Net cash (used in) provided by investing activities                       (4,167)          3,206          (6,371)
                                                                  --------------  --------------   -------------

                              RADICA GAMES LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (US dollars in thousands)

                                                                                Year ended October 31,
                                                                  ----------------------------------------------
                                                                       1997            1996            1995
                                                                  --------------  --------------   -------------

Cash flow from financing activities:
Funds from sale and lease back arrangements                                  -               -              488
Repayment of  note payable                                                   -               -           (3,000)
Funds from stock options exercised                                          220              -                -
Decrease in short-term borrowings                                            -          (13,970)         (1,503)
Repayment of long-term debt                                                 (99)           (371)           (246)
                                                                  --------------  --------------   -------------

Net cash provided by (used in) financing activities                          121        (14,341)         (4,261)
                                                                  --------------  --------------   -------------
Net increase (decrease) in cash and cash equivalents              $       24,977  $          770   $     (3,281)

Cash and cash equivalents:
  Beginning of year                                                        8,527           7,757         11,038
                                                                  --------------  --------------   -------------

  End of year                                                     $       33,504  $        8,527   $      7,757
                                                                  ==============  ==============   =============

Supplementary disclosures of cash flow information:
Cash paid during the year:
  Interest                                                        $           12  $          413   $      1,374
  Income taxes                                                                -               -           2,399
Non cash transactions:
  Property, plant and equipment acquired under
    capital leases                                                            -               -              28


        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20% but not in excess of 50%, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The Company designs, develops, manufactures and distributes a variety of electronic handheld and mechanical games.

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars as the Company's sales are predominantly denominated in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 30 years, the term of the lease. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter.

     Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Mold costs - The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

     Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Investments -- Debt and equity securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt and equity securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or benefits are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion of, or all of, a deferred tax asset will not be realized.

     Foreign currency translation - Assets and liabilities of foreign operations are translated using year-end exchange rates. Revenues and expenses of foreign operations are translated using average monthly exchange rates. The impact of exchange rate changes is shown as "Cumulative Translation Adjustment" in shareholders' equity. Net losses from foreign exchange transactions of $122, $102 and $202 in 1997, 1996 and 1995 respectively, are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits - The Company does not provide
     post-retirement   benefits   other   than   pensions   to   employees   and
     post-employment benefits are immaterial.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income (loss) and earnings (loss) per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 11.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Earnings (loss) per share - Earnings (loss) per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents result from dilutive stock options. The effect of such common stock equivalents on net income
     (loss) per share is computed using the treasury stock method. On March 3, 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share". This pronouncement provides for the calculation of Basic and Diluted earnings per share which is different from the current calculation of Primary and Fully Diluted earnings per share. The Company will adopt this SFAS in the coming financial year.

     Use of estimates - The  preparation  of financial  statements in conformity
     with  generally  accepted   accounting   principles  requires  the  use  of
     estimates. Actual results could differ from those estimates.

     New accounting standards adopted early - The Company has chosen to adopt early the SFAS No. 130, "Reporting Comprehensive Income", and No. 131, "Disclosure about Segments of an Enterprise and Related Information", in this year. Regarding the reporting of comprehensive income, since the Company did not have any material items of other comprehensive income in each of the three years in the period ended October 31, 1997, the net income reported in the consolidated statements of operation is equivalent to the total comprehensive income. Further, as the Company has only one operating segment, the adoption of SFAS No. 131 did not result in any restatement of comparative information.

     Reclassifications - Certain reclassifications have been made to prior years amounts to conform with the 1997 presentation.

3.   SHORT-TERM INVESTMENTS

     The Company's short-term investments, all of which are classified as available-for-sale as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", consist primarily of United States government and Federal agency securities and are stated at market value. No unrealized gain or loss on these investments was recognized during the year.

4.   UNUSUAL ITEM

     During the second quarter of 1996, a gain of $709 was made from the sale of a property in Hong Kong.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

5.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                                      October 31,
                                       ----------------------------------------
                                               1997                   1996
                                       -----------------      -----------------

Raw materials                          $           2,786      $           1,002
Work in progress                                   2,889                  2,012
Finished goods                                     6,066                  7,970
                                       -----------------      -----------------
                                       $          11,741      $          10,984
                                       =================      =================

6.   INVESTMENT IN AFFILIATED COMPANY

     In May 1997, the Company acquired 123,000 shares of the capital stock of U-Tel, Inc., a private company incorporated in Nevada, United States of America, and engaged in research and development of telecommunication equipment, for $1,000 in cash. This investment represents a 34.6% interest. U-Tel, Inc. is in the early stages of its product development cycle and accordingly the excess purchase price over fair value of the net assets acquired of $665, has been charged to operations for the year ended October 31, 1997.

7.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                        October 31,
                                          -------------------------------------
                                                1997                   1996
                                          ----------------      ---------------

Land and buildings                        $          9,882      $         9,882
Plant and machinery                                  3,633                3,031
Furniture and equipment                              3,184                2,812
Leasehold improvements                               1,318                1,180
                                          ----------------      ---------------
     Total                                $         18,017      $        16,905
Less: Accumulated depreciation and
          amortization                              (5,478)              (3,968)
                                          ----------------      ---------------
     Total                                $         12,539      $        12,937
                                          ================      ===============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

7.   PROPERTY, PLANT AND EQUIPMENT (Continued)

     Included in property, plant and equipment are assets acquired under capital leases with the following net book values:

                                                      October 31,
                                          -------------------------------------
                                                1997                 1996
                                          ----------------     ----------------

Plant and machinery - cost                $              -     $           685
Less: accumulated depreciation                           -                (217)
                                          ----------------     ----------------
                                          $              -     $           468
                                          ================     ================


     No amortization of capital lease assets was included in depreciation and amortization expenses in the accompanying statements of operations, for the year ended October 31, 1997. For the years ended October 31, 1996 and 1995, such amortization of capital lease assets amounted to $137 and $136, respectively.

8.   INCOME TAXES

     The components of income (loss) from continuing operations before income taxes are as follows:

                                                        Year ended October 31,
                                           -------------------------------------------------
                                                1997             1996              1995
                                           --------------   --------------    --------------

United States                              $        2,167   $          910    $      (17,561)
Foreign subsidiaries operating in :
  People's Republic of China                       27,544            1,348            (5,210)
  Hong Kong                                            68              828               384
                                           --------------   --------------    --------------
                                           $       29,779   $        3,086    $      (22,387)
                                           ==============   ==============    ===============

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50% relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary has incurred a tax loss since its commencement of operations. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     The (provision) credit for income taxes consists of the following:


                                                         Year ended October 31,
                                           ------------------------------------------------
                                               1997              1996              1995
                                           ------------      ------------      ------------

Hong Kong
  Current income tax                       $       (123)     $         45      $        (68)
  Deferred                                            -                 -                (8)
                                           ------------      ------------      ------------
                                           $       (123)     $         45      $        (76)
United States
  State tax benefit, net of
    federal tax benefit                    $         38      $         75      $      1,125
  Deferred                                         (108)                -              (152)
                                           ------------      ------------      ------------
                                           $        (70)     $         75      $        973
                                           ------------      ------------      ------------

                                           $       (193)     $        120      $        897
                                           ============      ============      ============


                              RADICA GAMES LIMITED

                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     A reconciliation between the (provision) credit for income taxes computed by applying the statutory tax rates in the United States for 1997, 1996 and 1995 to income (loss) from before income taxes and the actual (provision) credit for income taxes is as follows:


                                                                  Year ended October 31,
                                                     ------------------------------------------------
                                                         1997              1996              1995
                                                     ------------      ------------      ------------

US statutory rate                                             34%               34%               34%
                                                     ------------      ------------      ------------

(Provision) credit for income taxes at
  statutory rate on income (loss) for the year       $    (10,125)     $     (1,049)     $     7,612
State income taxes                                             (7)               95              154
International rate differences                              9,807               365              (67)
Accounting (losses) gains for which deferred
  income tax cannot be recognized                            (430)              302           (1,772)
Decrease (increase) in valuation allowance                    854               293           (5,553)
Prior year tax adjustments                                      -                 -              361
Other                                                        (292)              114               52
                                                     ------------      ------------      -----------
Income tax (provision) credit                        $       (193)     $        120      $       787
                                                     ============      ============      ===========


                              RADICA GAMES LIMITED

                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective amounts for financial statement purposes. At October 31, 1997 and 1996 deferred income taxes comprised:


                                                       October 31,
                                           ------------------------------------
                                                 1997                  1996
                                           ---------------      ---------------

Deferred tax (liabilities) assets:
Excess of tax over financial
     reporting depreciation                $          (79)      $          (79)
Tax losses                                          1,173                2,150
Bad debt allowance                                    309                   25
Advertising allowances                                244                   88
Inventory obsolescence reserve                        643                1,857
Accrued sales adjustments and returns               1,321                  691
Other                                                 716                  557
                                            -------------       ---------------
                                                    4,327                5,289
Valuation allowance                                (4,406)              (5,260)
                                            -------------       ---------------
                                            $         (79)      $           29
                                            =============       ===============

     At October 31, 1997, the Company had a net operating loss carried forward available for US income tax reporting purposes of approximately $3,450 which expires beginning in 2011.

9.   DISCONTINUED OPERATION

     On July 31, 1996 the Company adopted a plan to discontinue its Pub Poker operations. All products and raw materials relating to Pub Poker were disposed of by October 31, 1996 either by means of sale at discounted prices or by scrapping, and in addition, an after tax operating loss of $256 was realized. The loss from Pub Poker operations has been accounted for as a discontinued operation.

10.  COMMON STOCK

     During fiscal 1996, 2,100,000 shares previously owned by International Game Technology (IGT) were cancelled as consideration for the Company's agreement to dissolve a contract with IGT. A corresponding amount was transferred to additional paid-in capital.

                              RADICA GAMES LIMITED

                  (US dollars in thousands, except share data)

11.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meeting in April 1997, the Stock Option Plan's aggregate number of common stock increased by 400,000 to 2,000,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     In January 1996, due to the reduced market price of Radica Games common stock, the Company offered active employees holding outstanding options the opportunity to exchange them for stock options at an exercise price equal to the fair market value at that time. As a result of the offer, holders of 916,000 options at an exercise price of $8.50 returned their options for cancellation and 916,000 options at an exercise price of $1.375 were granted in exchange.

     In January 1997, 60,000 stock options held by outside directors at an exercise price of $11.00 per share were repriced to $1.72 per share, the market price on January 3, 1997. Upon each re-election to the Board of Directors in 1995 and 1996, each outside director received non-qualified stock options to purchase 5,000 shares of Common Stock of the Company at $3.66 per share and $1.50 per share, respectively. Upon re-election to the Board of Directors in 1997 and thereafter, each outside director received or will receive non-qualified stock options to purchase 15,000 shares of Common Stock of the Company at an exercise price equal to the current market price on such date.

                              RADICA GAMES LIMITED

                  (US dollars in thousands, except share data)

11.  STOCK OPTIONS (Continued)

     Option activity for each of the three fiscal years ended October 31, 1995, 1996 and 1997:-

                                                            Weighted average
                                             Number          exercise price
                                           of shares          per share
                                         -------------      ----------------
                                         (in thousands)            $

Outstanding at October 31, 1994                  1,324              7.54
Options granted                                    195              8.13
Options cancelled                                 (250)             8.50
Options exercised                                    -                 -
                                         -------------
Outstanding at October 31, 1995                  1,269              7.44
Options granted                                  1,091              1.37
Options cancelled                               (1,194)             7.12
Options exercised                                    -                 -
                                         -------------
Outstanding at October 31, 1996                  1,166              2.09
Options granted                                    856              2.98
Options cancelled                                  (86)             8.22
Options exercised                                 (180)             1.22
                                         -------------
Outstanding at October 31, 1997                  1,756              2.31
                                         =============

Exercisable at October 31, 1997                    137              2.67

                              RADICA GAMES LIMITED

                  (US dollars in thousands, except share data)

11.  STOCK OPTIONS (Continued)

     The following is additional information relating to options outstanding as of October 31, 1997:


                                         Options Outstanding                             Options exercisable
                       -----------------------------------------------------    ---------------------------------
                                                            Weighted average
                                        Weighted average       remaining                         Weighted average
   Exercise                Number        exercise price       contractual          Number        exercise price
  price range            of shares         per share          life (years)        of shares         per share
--------------         -------------    ----------------    ----------------    -------------    ----------------
                       (in thousands)           $                               (in thousands)           $

$ 0.567 to 2.000               1,167           1.30                8.32                   104           1.09
$ 2.001 to 4.000                 480           3.45                9.44                    15           3.66
$ 4.001 to 6.000                  10           5.00                9.62                     -              -
$ 6.001 to 8.000                  59           6.77                9.74                     -              -
$ 8.001 to 10.000                  5           8.63                9.80                     -              -
$ 10.001 to 12.250                35          11.18                7.11                    18           11.00
                       -------------                                            -------------
                               1,756           2.31                8.66                   137            2.67
                       =============                                            =============


     Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $1.59, $0.71 and $1.89 per option for 1997, 1996 and 1995, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                           Year ended October 31,
                                             ------------------------------------------------
                                                 1997             1996               1995
                                             -------------    -------------     -------------
Expected life of options                        5 years           5 years           5 years
Risk-free interest rate                          6.50%              6.25%             6.5%
Expected volatility of underlying stock            50%                50%              50%
Dividends                                           0%                 0%               0%


     The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

                              RADICA GAMES LIMITED

                  (US dollars in thousands, except share data)

11.  STOCK OPTIONS (Continued)

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income (loss) earnings (loss) per share would have been reduced to the pro forma amounts as follows:

                                                         Year ended October 31,
                                           ---------------------------------------------
                                               1997            1996             1995
                                           ------------    ------------     ------------

Pro forma net income (loss)                $     29,154    $      1,202     $    (21,919)
Pro forma earnings (loss) per share        $       1.34    $       0.06            (0.96)



12.  WRITE DOWN OF ASSETS

     During the year ended October 31, 1995, the Company wrote down the following assets:

Inventory -- obsolescense and slow-moving reserve          $     11,116
Inventory -- market value reserve                                   757
Accounts receivable -- write off                                  1,670
Closure of Mexican factory                                          297
Write off of unamortized mold costs                               1,478
                                                           ------------
                                                           $    15,318
                                                           ============

13.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company has two customers which accounted for more than 20% and 18% of net sales in fiscal 1997, two customers which accounted for more than 20% and 16% of net sales in fiscal year 1996 and had two customers which accounted for more than 13% each and one customer which accounted for more than 10% of net sales in fiscal year 1995. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

14.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The  carrying  amounts  of  cash  and  short-term   investments,   accounts
     receivable and accounts payable are reasonable estimates of their fair value.

15.  COMMITMENTS AND CONTINGENCIES

     The Company leases several warehouses and certain equipment under operating leases. Total expense for the operating leases was $358, $411 and $466 in 1997, 1996 and 1995, respectively.

     At October 31, 1997, the Company was obligated under operating leases requiring future minimum lease payments as follows:

                                                     Operating
                                                      leases
                                                  -------------
          1998                                    $         285
          1999                                              201
          2000                                              188
          2001                                               56
          2002                                               30
                                                  -------------
            Total minimum lease payments          $         760
                                                  =============


     At October 31, 1997, certain leasehold land and buildings with a net book value of $4,994 and bank balances of $3,871 were pledged to secure general banking facilities including overdraft and trade facilities granted to the Company.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

16.  RETIREMENT PLAN

     The  Company   has   defined   contribution   retirement   plans   covering
     substantially all employees in Hong Kong. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $191, $141 and $144 for the years ended October 31, 1997, 1996 and 1995, respectively.

17.  LITIGATION

     Ten purported class actions filed in various United States District Courts against the Company, various of its officers and directors, and the managing underwriters of the Company's initial public offering were consolidated in the United States District Court for the District of Nevada under the caption In re Radica Games Limited Securities Litigation, Master File No. CV-S-94-00653-DAE (LRL). Plaintiffs filed a consolidated complaint on November 4, 1994 that superseded all the complaints in the individual actions.

     The named plaintiffs originally sought to represent a class consisting of purchasers of the Company's common stock in the initial public offering or in the open market from May 13 through July 22, 1994 and sought unquantified monetary damages and other relief against the defendants for alleged violations of Sections 11, 12(2), and 15 of the Securities Act of 1933, Sections 10b (and Rule 10b-5 thereunder), 20(a), and 20A(a) of the Securities Exchange Act of 1934, Sections 90.570, 90.660 and 90.660.4 of the Nevada Revised Statutes, and the common law of Nevada relating to the Company's registration statement and other public disclosures. As a consequence of an Order of the Court granting in part defendants' motion to dismiss the complaint and a stipulation of the parties, all of plaintiffs' claims other than those arising under the Securities Act of 1993, and limited to certain specified statements in the Company's registration statement, were dismissed without prejudice. Pursuant to a stipulation of the parties, the Court provisionally agreed to treat the remaining claims as class claims.

     After the close of discovery, plaintiffs moved for leave to amend their complaint to add allegations with respect to an additional claimed omission in the registration statement. Shortly thereafter, the Company moved for summary judgment seeking dismissal of the complaint. Following a hearing on July 31, 1996, the District Court entered an Order (i) denying plaintiffs' motion to amend the complaint and (ii) granting the Company's (and the other defendants') motion for summary judgment, and on August 9, 1996 the District Court entered final judgment dismissing the action. Plaintiffs subsequently moved for reconsideration of the grant of summary judgment against them, and the court denied their motion. Plaintiffs filed a timely appeal to the United States Court of Appeals for the Ninth Circuit, and oral argument of such appeal was held on November 5, 1997. On

     November 14, 197, the Court of Appeals entered an Order affirming the judgment of the District Court.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

18.  SEGMENT INFORMATION

     The Company operates in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. Geographic financial information is as follows:

                                             Year ended October 31,
                                -----------------------------------------------
                                    1997              1996             1995
                                -------------    -------------    -------------

Net sales:
     United States              $      57,478    $      33,036    $     48,329
     PRC and Hong Kong                 28,537           13,456           3,887
     Other                              1,745            1,043             434
                                -------------    -------------    -------------
                                $      87,760    $      47,535    $     52,650
                                =============    =============    =============
Operating income (loss):
     United States              $       2,269    $         973    $    (16,741)
     PRC and Hong Kong                 25,990              906          (5,157)
     Other                               (167)             (85)           (190)
                                -------------    -------------    -------------
                                $      28,092    $       1,794    $    (22,088)
                                =============    =============    =============
Identifiable assets:
     United States              $      24,745    $      16,011    $     19,797
     PRC and Hong Kong                 53,639           25,313          33,528
     Other                              1,065            1,401             729
                                -------------    -------------    -------------
                                $      79,449    $      42,725    $     54,054
                                =============    =============    =============

     A significant portion of PRC and Hong Kong net sales were export sales to the United States.

                              RADICA GAMES LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                            (US dollars in thousands)

19.   VALUATION AND QUALIFYING ACCOUNTS

                                                Year ended October 31,
                                        ---------------------------------------
                                            1997         1996           1995
                                        -----------   -----------   -----------
Beginning of year:
  Allowances for doubtful accounts      $       234   $     1,572   $        96
  Estimated customer returns                    817         1,790           138
  Provision for inventories                   8,419        11,873             -
                                        -----------   -----------   -----------
                                        $     9,470   $    15,235   $       234
                                        ===========   ===========   ===========
Charged to cost and expenses:
  Allowances for doubtful accounts      $       818   $        70   $     1,476
  Estimated customer returns                  1,995         1,250         1,652
  Provision for inventories                       -             -        11,873
                                        -----------   -----------   -----------
                                        $     2,813   $     1,320   $    15,001
                                        ===========   ===========   ===========
Release of provision:
  Allowances for doubtful accounts      $      (144)  $    (1,408)  $         -
  Estimated customer returns                   (485)       (2,223)            -
  Provision for inventories                  (4,940)       (3,454)            -
                                        -----------   -----------   -----------
                                        $    (5,569)  $    (7,085)  $         -
                                        ===========   ===========   ===========
End of year:
  Allowances for doubtful accounts      $       908   $       234   $     1,572
  Estimated customer returns                  2,327           817         1,790
  Provision for inventories                   3,479         8,419        11,873
                                        -----------   -----------   -----------
                                        $     6,714   $     9,470   $    15,235
                                        ===========   ===========   ===========

                              RADICA GAMES LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                (US dollars in thousands, except per share data)

20.   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                              Quarter ended
                                          ---------------- ------------------------------------
                                            Jan. 31       Apr. 30       Jul. 31       Oct. 31
                                          -----------   -----------   -----------   -----------

Fiscal 1997
  Net sales                               $    12,668   $    12,175    $   22,532   $    40,385
  Gross profit                                  5,476         5,422        11,671        24,303
  Net income (loss)                             2,522         2,317         7,147        17,600
  Net income (loss) per share
   and common stock equivalents                  0.12          0.11          0.34          0.79

Fiscal 1996
  Net sales                               $     9,052    $    3,918    $   11,989   $    22,576
  Gross profit                                  2,982           290         3,260        10,307
  Net income(loss)                               (727)         (978)       (1,045)        4,244
  Net income (loss) per share
    and common stock equivalents                (0.03)        (0.05)        (0.05)         0.21


                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and Directors of Radica Games Limited


         We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of October 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of October 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997, in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte Touche Tohmatsu

HONG KONG
December 17, 1997

COMMON STOCK DATA


As of January 31, 1998 there were approximately 130 record holders of the Company's common stock. The Company believes that this represents more than 2,000 individual shareholders.


PRICE RANGE OF COMMON STOCK

Fiscal Year and Quarter
                                                           High           Low
                                                             $              $
1998
   First Quarter.......................................      19          12 7/8

1997
   Fourth Quarter......................................    15 3/8         7 1/2
   Third Quarter.......................................     7 7/8         2 7/8
   Second Quarter......................................     4 1/8         2 3/8
   First Quarter.......................................     3 1/4       1  1/16

1996
   Fourth Quarter......................................     1 3/4           3/4
   Third Quarter.......................................   1 15/16         15/16
   Second Quarter......................................         2         1 1/4
   First Quarter.......................................     2 1/2         1 1/8

1995
   Fourth Quarter......................................         3         1 3/8
   Third Quarter.......................................     3 3/4         2 1/2
   Second Quarter......................................         5             3
   First Quarter.......................................         7         4 3/4


The Company's common shares have been traded on the NASDAQ National Market System since May 13, 1994. Prior to that time, the Company's securities were privately held. The Company's symbol for its common shares is "RADAF". On October 31, 1997 the share price closed at $14.

The Company has not declared any dividends since it became public.

DIRECTORS AND OFFICERS

Robert E. Davids (1)
Vice-Chairman, Chief Executive Officer and Director

Jon N. Bengtson
Chairman of the Board and Director

Patrick S. Feely (2)
President, Chief Operating Officer and Director

David C.W. Howell
Executive Vice President, Chief Financial Officer,
Chief Accounting Officer and Director

Lam Siu Wing
Vice President, Engineering and Director

James O'Toole (3)(4)
Director, Managing Director, Booz, Allen, Hamilton Leadership Center

Millens W. Taft (3)(4)(5)
Director, Chairman, Mel Taft & Associates

     Robert C. Townsend (6)
Deceased

     Mary Hansen (7)
Resigned

Raymond S.Y. Wong
Vice President, China Operations

Rick C.K. Chu
International Sales Director

Christopher Dingley
General Manager, Radica UK Ltd

Michael L. Pikett
President, Radica Canada Ltd

Wang You Liang
Quality Director

Wong Kam Cheong
Manufacturing Director

Hermen H.L. Yau
MIS Director

SENIOR MANAGEMENT

Graham Cotton
Vice President Sales, Radica USA

Charles Schreiber
Chief Engineer, Disc Inc.

Harold Stone
Director of Marketing Services, Radica USA

Craig D. Storey
Controller, Radica USA

(1) Mr. Davids was appointed Vice-Chairman of the Board of Directors on July 1, 1997 and resigned as President on that date.

(2) Mr. Feely was appointed President and Chief Operating Officer on July 1,
    1997.

(3) Member of the Audit Committee

(4) Member of the Compensation Committee

(5) Mr. Taft was appointed as an outside director on April 9, 1997.

(6) Mr. Townsend served as a director of the Company from June 1994 until his death in January 1998.

(7) Mrs. Hansen resigned as a director of the Board on April 9, 1997.

CORPORATE OFFICE
Radica Games Limited
Suite R, 6th Floor, 2-12 Au Pui Wan Street
Fo Tan, Hong Kong
Telephone: Hong Kong (852) 2693-2238
Fax: Hong Kong (852) 2695-9657

INVESTOR RELATIONS
180 South Lake Avenue, Suite 440
Pasadena, CA 91101
Telephone: USA (1) 626-744-1150
Fax: USA (1) 626-744-1155

WEB SITE
www.radicagames.com

CORPORATE COUNSEL
Sullivan & Cromwell
444 South Flower Street
Suite 1200
Los Angeles, CA 90071

INDEPENDENT AUDITORS
Deloitte Touche Tohmatsu
20th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

REGISTRAR AND TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204

COMMON STOCK
NASDAQ National Market System
Common Stock Symbol: RADAF

COPYRIGHT INFORMATION The Radica logo is a registered trademark of Radica China Ltd. All category logos contained here within are a trademark of Radica China Ltd. The VMS logo and VIRTUAL MOTION SENSOR are trademarks of Radica China Ltd. NASCAR is a registered trademark of NASCAR used under license. FIFA WORLD CUP 98 is an officially licensed product of the FIFA World Cup France 98, (C) The France 98 emblem is a copyright and trademark of ISL, manufactured under license by Electronic Arts. All rights reserved. Licenses used by permission. (C)1998 Radica China Ltd.